Notice to ASX/LSE Page 1 of 2 NZAS reaches deal with Meridian to extend operations to 2024 14 January 2021 Rio Tinto has reached an agreement on a new electricity agreement with Meridian Energy that allows New Zealand’s Aluminium Smelter (NZAS) to continue operating the Tiwai Point aluminium smelter until December 31, 2024. The extension provides certainty to employees, the local community and customers while providing more time for all stakeholders to plan for the future. While discussions with the New Zealand government are progressing in relation to their commitment to address the smelter’s high transmission costs, a new agreement has been reached with Meridian Energy in relation to power prices, making the smelter economically viable and competitive over the next four years. The extension also provides time for detailed closure studies to be completed and for NZAS to support the government and Southland community in planning for the future. Plans for eventual closure of the Tiwai Point smelter will include extensive stakeholder consultation, including within the Southland community and reflect the company’s robust closure and remediation standards. Rio Tinto Aluminium chief executive Alf Barrios said “We are pleased to have reached an agreement with Meridian Energy that will enable the Tiwai Point smelter to continue producing some of the lowest carbon aluminium in the world. This agreement improves Tiwai Point’s competitive position and secures the extension of operation to December 2024. It also provides Rio Tinto, the New Zealand government, Meridian, and the Southland community more time to plan for the future and importantly gives our hard-working team at Tiwai and our customers the certainty they deserve.” In July 2020, Rio Tinto announced the conclusion of a strategic review of the smelter and a decision to wind down operations by August 2021 due to high energy and transmission costs. NZAS is a joint venture between Rio Tinto (79.36%) and Sumitomo Chemical Company Limited (20.64%). It employs around 1000 people directly and creates a further 1600 indirect jobs in Southland. EXHIBIT 99.7

Page 2 of 2 Contacts media.enquiries@riotinto.com riotinto.com Follow @RioTinto on Twitter External Relations, NZAS Jennifer Nolan T +64 4 916 1496 M +64 21 381 981 Media Relations, United Kingdom Illtud Harri M +44 7920 503 600 David Outhwaite T +44 20 7781 1623 M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Media Relations, Asia Grant Donald T +65 6679 9290 M +65 9722 6028 Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412 Media Relations, New Zealand Jen Nolan +64 21 381 981 Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Clare Peever M: +44 7788 967 877 Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.